SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-12711

NOTIFICATION OF LATE FILING

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K	☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F	☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	Hyperscale Data, Inc.
Address of principal executive office	11411 Southern Highlands Parkway, Suite 240
City, state and zip code	Las Vegas, NV 89141

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the fiscal quarter ended September 30, 2024 has imposed requirements that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Kenneth S. Cragun	(949)	444-5464
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 14, 2024, the Registrant’s majority owned subsidiary, Gresham Worldwide, Inc. (“GIGA”), filed a petition for reorganization under Chapter 11 of the bankruptcy laws. The filing placed GIGA under the control of the bankruptcy court, which oversees its reorganization and restructuring process. The Registrant assessed the inherent uncertainties associated with the outcome of the Chapter 11 reorganization process and the anticipated duration thereof, and concluded that it was appropriate to deconsolidate GIGA and its subsidiaries effective on the petition date. The Registrant recognized a gain on deconsolidation of GIGA of $4.6 million.

In connection with the Chapter 11 reorganization process, the Registrant concluded that the operations of GIGA met the criteria for discontinued operations as this strategic shift that will have a significant effect on the Registrant’s operations and financial results. As a result, the Registrant will present the results of operations, cash flows and financial position of GIGA as discontinued operations in its consolidated financial statements.

The Registrant’s revenue was approximately $87 million for the nine months ended September 30, 2024, a decrease of 16% from the $104 million for the nine months ended September 30, 2023. The Registrant’s loss from continuing operations was approximately $48 million for the nine months ended September 30, 2024, compared to a loss from continuing operations of approximately $97 million for the nine months ended September 30, 2023.

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HYPERSCALE DATA, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 15, 2024	/s/ Kenneth S. Cragun
By: Kenneth S. Cragun
Title: Chief Financial Officer

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